UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May, 2011

Commission File Number: 000-51310

XTL Biopharmaceuticals Ltd.

(Translation of registrant’s name into English)

85 Medinat Hayehudim St., Herzliya
Pituach, PO Box 4033,
Herzliya 46140, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     ☒     Form 40-F     ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     ☐     No     ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-    N/A

Incorporation by Reference: This Form 6-K of XTL Biopharmaceuticals Ltd. dated May 31, 2011 is hereby incorporated by reference into the registration statements on Form F-3 (File No. 333-141529, File No. 333-147024 and File No. 333-153055) filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on March 23, 2007 , October 30, 2007 and August 15, 2008, respectively, and the registration statements on Form S-8 (File No. 333-148085, File No. 333-148754 and File No. 333-154795) filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on December 14, 2007, January 18, 2008, and October 28, 2008, respectively.

XTL Biopharmaceuticals (the "Company") Announces
Receipt of Orphan-drug Designation in the United States for
the Company's Drug Treatment for Multiple Myeloma

Attached hereto is an English translation (from Hebrew) of an announcement that XTL Biopharmaceuticals Ltd. has received Orphan-drug designation in the United States for the Company's Drug Treatment for Multiple Myeloma.

XTL Biopharmaceuticals Ltd.

("the Company")

May 29, 2011

Dear Sirs,

Re:  Immediate Report

RE: Receipt of Orphan-drug Designation in the United States (US) for the
Company's drug treatment for Multiple Myeloma

Further to the Company's announcement on April 21st, 2011, regarding its application for an Orphan-drug designation for its recombinant human erythropoietin (rHuEPO) drug, the Company hereby announces that on Sunday, May 29th, 2011, it was notified that its EPO drug (currently in preparations for phase 2 clinical trial) has been granted an Orphan-drug designation by the US Food and Drug Administration (FDA) for treatment of Multiple Myeloma blood cancer.

An orphan drug is defined as a drug treatment for an illness that affects a relatively small number of people in the population. In the US, an orphan drug designation is limited in connection with illnesses that affects less than 200,000 people a year.

In order to encourage the development of treatments to these diseases, regulatory authorities provide benefits and incentives for the developers. The standard benefit available for orphan drugs in the US is the right of sole exclusivity of marketing the drug for a period of seven (7) years from the day of FDA approval. Additional benefits include local tax credit in the US on research and development expenses, and exemption from payment of commissions to the FDA, a sub-unit of the US Department of Health & Human Services.

Respectfully;

XTL Biopharmaceuticals Ltd.

XTL Biopharmaceuticals Ltd. 85 Medinat Hayehudim St., Herzliya Pituach 46766, Israel Tel: +972-9-955-7080 Fax: +972-9-951-9727

Contact:
Investor Relations, XTL Biopharmaceuticals Ltd.
Tel: +972 9 955 7080, Email: ir@xtlbio.com

Cautionary Statement
Some of the statements included in this Form 6-K may be forward-looking statements that involve a number of risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XTL BIOPHARMACEUTICALS LTD.

Date: May 31, 2011	By:	/s/ David Grossman
David Grossman
Chief Executive Officer